Exhibit 7

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The table below sets forth our consolidated ratios of earnings to fixed charges, calculated in accordance with International Financial Reporting Standards (IFRS) and Canadian GAAP as applicable, for the five-year period ended October 31, 2012:

	IFRS		Canadian GAAP
	Year Ended October 31,		Year Ended October 31,
	2012	2011	2010	2009	2008
Excluding Interest on Deposits	4.81	3.47	3.55	3.28	2.51
Including Interest on Deposits	2.12	1.84	1.90	1.60	1.37

For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated.

Royal Bank of Canada and Subsidiaries—IFRS

Ratio of Earnings to Fixed Charges and Preferred Dividends

	IFRS		CDN GAAP
	Year Ended October 31	Year Ended October 31	Year Ended October 31
	2012	2011	2010	2009	2008
(Canadian dollars in millions)
Excluding Interest on Deposits

Net Income before income taxes	$9,617	$8,191	$6,968	$5,526	6,005

Less: Income from equity investees (note 1)	(24)	9	55	4	(42	) Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$2,353	$3,164	$2,605	$2,275	3,826
Estimated interest within rental expense	162	156	149	146	129

Total fixed charges	2,515	3,320	2,754	2,421	3,955

Preferred dividend requirements (note 2)	329	326	338	325	131	Note 2

Fixed charges and preferred dividends	2,844	3,645	3,092	2,746	4,086

Earnings	12,108	11,520	9,777	7,951	9,918

Ratio of earnings to fixed charges	4.81	3.47	3.55	3.28	2.51

Ratio of earnings to fixed charges and preferred dividends	4.26	3.16	3.16	2.90	2.43

Including Interest on Deposits

Net Income before income taxes	$9,617	$8,191	$6,968	$5,526	$6,005

Less: Income/(loss) from equity investees	(23)	9	55	4	(42	) Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$8,403	$9,626	$7,696	$9,037	15,984
Estimated interest within rental expense	162	156	149	146	129

Total fixed charges	8,565	9,782	7,845	9,183	16,113

Preferred dividend requirements	329	328	338	325	131	Note 2

Fixed charges and preferred dividends	8,894	10,110	8,183	9,508	16,244

Earnings	18,159	17,982	14,868	14,713	22,076

Ratio of earnings to fixed charges	2.12	1.84	1.90	1.60	1.37

Ratio of earnings to fixed charges and preferred dividends	2.04	1.78	1.82	1.55	1.36

Note (1)	2012	2011	2010	2009	2008
Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $'000s):
Associated Corporations
(equity accounted investments—IFRS)	23,904	(8,890)	(54,684)	(3,922)	41,695
JV
(proportionate consolidation Cdn. GAAP)			-	(1)	-

	23,904	(8,890)	(54,684)	(3,923)	41,695

Note: Losses are presented with a negative sign in this calculation.

Note (2)
Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	258	258	258	233	101
Taxable Equivalent Gross-up
(1-Effective Tax Rate for period)	78.4%	78.7%	76.4%	71.6%	77.2%

Preferred Dividend Requirement	329	328	338	325	131

Effective Tax Rate	21.6%	21.3%	23.6%	28.4%	22.8%